===============================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                December                                 2005
                                --------------------------------        -------
Commission File Number          1-14620
                                --------------------------------

                      Crystallex International Corporation
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F                    Form 40-F      X
                    ----------------             ----------------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -------

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                         No          X
               ------------------         ------------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



===============================================================================

DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document
     --------

         1           Press release, dated July 28, 2005

         2           Press release, dated September 21, 2005

         3           Press release, dated September 27, 2005

         4           Press release, dated October 5, 2005

         5           Press release, dated October 13, 2005

         6           Press release, dated October 31, 2005

         7           Press release, dated November 8, 2005

         8           Press release, dated November 30, 2005

         9           Press release, dated December 1, 2005

        10           Press release, dated December 16, 2005

                                                                      Document 1

For Immediate Release
July 28, 2005

                       Crystallex Confirms Permit Position

TORONTO, ONTARIO, July 28, 2005 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) responding to selling pressure in the Company's shares, Crystallex International Corporation's President and Chief Executive Officer, Todd Bruce, reiterated today from the Company's offices in Caracas the Company's statement last week that the Company is not aware of any developments with respect to its Las Cristinas project in Venezuela which might account for the pressure on its share price and increased market activity.

"I would again assure the marketplace that we are actively engaged with government officials in moving the permitting process to a conclusion," stated Mr. Bruce. "I am presently in Venezuela actively involved in the permitting process and we remain unaware of any technical impediment to the granting of the permit."

"Crystallex is in compliance of its obligations under its mine operation agreement and remains fully prepared to commence full scale development once the permit is issued."

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the second half of 2006 at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact:  A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:    http://www.crystallex.com
                             or Email us at: info@crystallex.com
                                             -------------------

NOTE: This Release may contain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                      Document 2

For Immediate Release                                         September 21, 2005

Crystallex Confirms Las Cristinas Position

TORONTO, ONTARIO, September 21, 2005 - Crystallex International Corporation (Amex: KRY; Toronto) responding to selling pressure in the Company's shares, Crystallex International Corporation's President and Chief Executive Officer, Todd Bruce, reiterated today from the Company's offices in Caracas that there has been no change in the status of the Las Cristinas project or Crystallex's mine operating contract in Venezuela. We are aware of newswire reports which have resulted in pressure on the share price of the company in particular, and on Venezuelan gold mining companies in general. Crystallex prefers to keep the market informed on facts rather than media interpretation and speculation. Although subsequent reports have clarified the initial news wire story, the Company felt it appropriate to comment as follows:

"Todd Bruce remarked that the market seems to have reacted in particular to a Dow Jones news wire story which reports President Chavez stating that `Las Cristinas belongs to Venezuela. We will build a national mining company there.'"

Mr. Bruce noted, "This statement is consistent with the existing situation. The Las Cristinas deposit is indeed owned by Venezuela and administered through the CVG which is a regional natural resource development arm of the central government. The CVG has contracted Crystallex to be its operator for the Las Cristinas project. Our contract is founded and premised upon the ownership of the resource by the Republic of Venezuela. Our commitment is to develop the Las Cristinas assets in accordance with the terms of our contract for the benefit of our shareholders, the Republic and the citizens of Bolivar State. The government is actively pursuing the establishment of a national resource development entity, the core assets of which would consist of mining assets provided by CVG. Thus the Las Cristinas deposit could become a core asset of any new organization created. Our mining contract would remain in tact and be administered by the new mining company. Nowhere has it been said that Venezuela does not intend to honor valid and subsisting contracts with reputable and performing international companies. The creation of the new national mining company would therefore have no practical impact on Crystallex as it is the mine operating contract that governs our role."

Mr. Bruce added, "I would draw the market's attention to the Reuters news wire report that was issued after the initial Dow Jones article to stress that the Reuters article specifically stated:

'Chavez did not say Venezuela would revoke the contract to Crystallex or that the gold mine the company (Crystallex) was planning to develop would now be developed by the new state company.'

and to the Vheadline article which noted:

`Somewhat frustrated senior (government) officials speaking exclusively to VHeadline.com early this afternoon say that (again) some sectors of the international news media have (perhaps purposely) misconstrued the President's words to mean that the government is expropriating the Las Cristinas gold mine from Toronto-based gold miner, Crystallex International (KRY).

`Nothing could be further from the truth . . . the Venezuelan State has always owned Las Cristinas . . . what needs to be explained is that we have cleared illegal miners off the site so that Crystallex may begin mining operations under it's exclusive Mine Operations contract with the Venezuelan Guayana Corporation
(CVG).'"

Crystallex fully intends to continue in the fulfillment of its obligations under its Mine Operating Agreement ("MOA") upon receipt of the final environmental permit.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the second half of 2006 at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact:  A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:    http://www.crystallex.com or Email us at:
                             -------------------------
                             info@crystallex.com
                             -------------------

NOTE: This Release may contain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward- looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                      Document 3

For Immediate Release                                         September 27, 2005

TORONTO, ONTARIO, September 27, 2005 - Crystallex International Corporation (TSX/AMEX: KRY) announced today that, as a result of recent market activity, it has agreed with Azimuth Opportunity, Ltd. to amend the terms of the purchase agreement with respect to its previously announced equity draw down facility as follows:

(a) the minimum price (threshold price) at which Crystallex will sell common shares is C$1.00 rather than C$2.50; and

(b) the maximum draw down amount for a draw down where the threshold price is $1.00 - 2.49 is as follows:

           Threshold Price                  Maximum Draw Down Amount
           (C$ per share)                             (C$)

             1.00 - 1.24                            1,000,000
             1.25 - 1.49                            1,500,000
             1.50 - 1.74                            2,000,000
             1.75 - 1.99                            2,500,000
             2.00 - 2.24                            3,000,000
             2.25 - 2.49                            3,500,000


Crystallex also announced that it has delivered a draw down notice to Azimuth. Under the purchase agreement, the draw down pricing period may be any number of days agreed to by the parties (the end date will not be later than 20 consecutive trading days commencing on the draw down pricing start date), the draw down pricing start date will occur not later than five trading days after delivery of the draw down notice and the additional dollar amount of common shares (additional purchase amount) that Crystallex may specify in a draw down notice may be an amount in excess of the draw down amount agreed to by the parties.

A pricing supplement setting out, among other things, the number of shares issued to Azimuth pursuant to the exercise of the draw down and the purchase price per share will be filed on SEDAR within two business days after the end of the draw down pricing period.

About Crystallex
Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact:  A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:    http://www.crystallex.com or Email us at:
                             info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                     Document 4

For Immediate Release                                           October 5, 2005

TORONTO, ONTARIO, October 5, 2005 - Crystallex International Corporation (TSX/AMEX: KRY) announced today that it has issued 4,092,680 common shares to Azimuth Opportunity, Ltd. (Azimuth) for gross proceeds of C$6 million pursuant to the exercise of a draw down under the terms of its equity draw down facility. The details of the draw down are set out in a pricing supplement dated October 4, 2005 which is available at the SEDAR web-site at www.sedar.com.

Azimuth may, during the period commencing on October 5, 2005 and ending 40 days thereafter (distribution period), distribute the common shares acquired from Crystallex pursuant to the draw down to purchasers through the facilities of the Toronto Stock Exchange (TSX purchasers). Crystallex's prospectus supplement dated September 14, 2005 (together with a short form base shelf prospectus dated August 23, 2005) qualifies and registers the distribution of common shares by Azimuth to TSX purchasers during the distribution period. Under the terms of a ruling and order of the Ontario Securities Commission dated September 6, 2005, prospectuses will not be delivered to TSX purchasers. TSX purchasers will, however, have the statutory rights for rescission or damages described under "Purchasers' Statutory Rights" in the prospectus supplement dated September 14, 2005. Copies of the short form base shelf prospectus dated August 23, 2005 and the prospectus supplement dated September 14, 2005 are available at the SEDAR web-site at www.sedar.com.

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact:  A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:    http://www.crystallex.com or Email us at:
                             -------------------------
                             info@crystallex.com
                             -------------------

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                     Document 5

For Immediate Release                                           October 13, 2005

TORONTO, ONTARIO, October 13, 2005 - Crystallex International Corporation (TSX/AMEX: KRY) announced today that it has delivered a draw down notice to Azimuth Opportunity, Ltd. under the terms of its purchase agreement with respect to its previously announced equity draw down facility. Under the purchase agreement, the draw down pricing period may be any number of days agreed to by the parties (the end date will not be later than 20 consecutive trading days commencing on the draw down pricing start date), the draw down pricing start date will occur not later than five trading days after delivery of the draw down notice and the additional dollar amount of common shares (additional purchase amount) that Crystallex may specify in a draw down notice may be an amount in excess of the draw down amount agreed to by the parties.

A pricing supplement setting out, among other things, the number of shares issued to Azimuth pursuant to the exercise of the draw down and the purchase price per share will be filed on SEDAR within two business days after the end of the draw down pricing period.

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:   http://www.crystallex.com or
                            Email us at:  info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                      Document 6

For Immediate Release                                           October 31, 2005

TORONTO, ONTARIO, October 31, 2005 - Crystallex International Corporation (TSX/AMEX: KRY) announced today that it has issued 2,924,259 common shares to Azimuth Opportunity, Ltd. (Azimuth) for gross proceeds of C$4,600,000 pursuant to the exercise of a draw down under the terms of its equity draw down facility. The details of the draw down are set out in a pricing supplement dated October 28, 2005 which is available at the SEDAR web-site at www.sedar.com.

Azimuth may, during the period commencing on October 31, 2005 and ending 40 days thereafter (distribution period), distribute the common shares acquired from Crystallex pursuant to the draw down to purchasers through the facilities of the Toronto Stock Exchange (TSX purchasers). Crystallex's prospectus supplement dated September 14, 2005 (together with a short form base shelf prospectus dated August 23, 2005) qualifies and registers the distribution of common shares by Azimuth to TSX purchasers during the distribution period. Under the terms of a ruling and order of the Ontario Securities Commission dated September 6, 2005, prospectuses will not be delivered to TSX purchasers. TSX purchasers will, however, have the statutory rights for rescission or damages described under "Purchasers' Statutory Rights" in the prospectus supplement dated September 14, 2005. Copies of the short form base shelf prospectus dated August 23, 2005 and the prospectus supplement dated September 14, 2005 are available at the SEDAR web-site at www.sedar.com.

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact:  A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:    http://www.crystallex.com or Email us at:
                             -------------------------
                             info@crystallex.com
                             -------------------

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                    Document 7

For Immediate Release                                          November 8, 2005

TORONTO, ONTARIO, November 8, 2005 - Crystallex International Corporation (TSX/AMEX: KRY) announced today that it has delivered a draw down notice to Azimuth Opportunity, Ltd. under the terms of its purchase agreement with respect to its previously announced equity draw down facility. Under the purchase agreement, the draw down pricing period may be any number of days agreed to by the parties (the end date will not be later than 20 consecutive trading days commencing on the draw down pricing start date), the draw down pricing start date will occur not later than five trading days after delivery of the draw down notice and the additional dollar amount of common shares (additional purchase amount) that Crystallex may specify in a draw down notice may be an amount in excess of the draw down amount agreed to by the parties.

A pricing supplement setting out, among other things, the number of shares issued to Azimuth pursuant to the exercise of the draw down and the purchase price per share will be filed on SEDAR within two business days after the end of the draw down pricing period.

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact:  A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:    http://www.crystallex.com or Email us at:
                             info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                     Document 8

For Immediate Release                                          November 30, 2005

TORONTO, ONTARIO, November 30, 2005 - Crystallex International Corporation (TSX/AMEX: KRY) announced today that it has issued 3,163,657 common shares to Azimuth Opportunity, Ltd. (Azimuth) for gross proceeds of C$6 million pursuant to the exercise of a draw down under the terms of its equity draw down facility. The details of the draw down are set out in a pricing supplement dated November 30, 2005 which is available at the SEDAR web-site at www.sedar.com.

Azimuth may, during the period commencing on November 30, 2005 and ending 40 days thereafter (distribution period), distribute the common shares acquired from Crystallex pursuant to the draw down to purchasers through the facilities of the Toronto Stock Exchange (TSX purchasers). Crystallex's prospectus supplement dated September 14, 2005 (together with a short form base shelf prospectus dated August 23, 2005) qualifies and registers the distribution of common shares by Azimuth to TSX purchasers during the distribution period. Under the terms of a ruling and order of the Ontario Securities Commission dated September 6, 2005, prospectuses will not be delivered to TSX purchasers. TSX purchasers will, however, have the statutory rights for rescission or damages described under "Purchasers' Statutory Rights" in the prospectus supplement dated September 14, 2005. Copies of the short form base shelf prospectus dated August 23, 2005 and the prospectus supplement dated September 14, 2005 are available at the SEDAR web-site at www.sedar.com.

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact:  A. Richard Marshall, VP at (800) 738-1577 or
                             Email us at: info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                      Document 9

For Immediate Release                                           December 1, 2005

TORONTO, ONTARIO, December 1, 2005 - Crystallex International Corporation (TSX/AMEX: KRY) announced today that it has delivered a draw down notice to Azimuth Opportunity, Ltd. under the terms of its purchase agreement with respect to its previously announced equity draw down facility. Under the purchase agreement, the draw down pricing period may be any number of days agreed to by the parties (the end date will not be later than 20 consecutive trading days commencing on the draw down pricing start date), the draw down pricing start date will occur not later than five trading days after delivery of the draw down notice and the additional dollar amount of common shares (additional purchase amount) that Crystallex may specify in a draw down notice may be an amount in excess of the draw down amount agreed to by the parties.

A pricing supplement setting out, among other things, the number of shares issued to Azimuth pursuant to the exercise of the draw down and the purchase price per share will be filed on SEDAR within two business days after the end of the draw down pricing period.

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact:  A. Richard Marshall, VP at (800) 738-1577
                             or Email us at:  info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                    Document 10

For Immediate Release                                          December 16, 2005

TORONTO, ONTARIO, December 16, 2005 - Crystallex International Corporation (TSX/AMEX: KRY) announced today that it has issued 2,092,640 common shares to Azimuth Opportunity, Ltd. (Azimuth) for gross proceeds of C$5 million pursuant to the exercise of a draw down under the terms of its equity draw down facility. The details of the draw down are set out in a pricing supplement dated December 15, 2005 which is available at the SEDAR web-site at www.sedar.com.

Azimuth may, during the period commencing on December 16, 2005 and ending 40 days thereafter (distribution period), distribute the common shares acquired from Crystallex pursuant to the draw down to purchasers through the facilities of the Toronto Stock Exchange (TSX purchasers). Crystallex's prospectus supplement dated September 14, 2005 (together with a short form base shelf prospectus dated August 23, 2005) qualifies and registers the distribution of common shares by Azimuth to TSX purchasers during the distribution period. Under the terms of a ruling and order of the Ontario Securities Commission dated September 6, 2005, prospectuses will not be delivered to TSX purchasers. TSX purchasers will, however, have the statutory rights for rescission or damages described under "Purchasers' Statutory Rights" in the prospectus supplement dated September 14, 2005. Copies of the short form base shelf prospectus dated August 23, 2005 and the prospectus supplement dated September 14, 2005 are available at the SEDAR web-site at www.sedar.com.

About Crystallex
Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact:  A. Richard Marshall, VP at (800) 738-1577 or
                             Email us at: info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CRYSTALLEX INTERNATIONAL CORPORATION
                              -------------------------------------------------
                                            (Registrant)

Date:    December 19, 2005    By:     /s/ Daniel R. Ross
         ------------------           -----------------------------------------
                                      Name:  Daniel R. Ross
                                      Title: Executive Vice President
                                             and Corporate Counsel